UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auerbach Grayson and Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 W 45th Street, Suite 16
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Gaviria 212-453-3516
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Gaviria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auerbach Grayson and Company LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon Gaviria
Signature

Chief Financial Officer
Title

Notary Public

RITA A. PASCARELLA RONK
Notary Public - State of New York
NO. 01PA6042123
Qualified in New York County
My Commission Expires May 15, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUERBACH GRAYSON AND COMPANY LLC AND SUBSIDIARY

Statement of Financial Condition

DECEMBER 31, 2018

AUERBACH GRAYSON AND COMPANY LLC AND SUBSIDIARY
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of
Auerbach Grayson and Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Auerbach Grayson and Company LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
February 28, 2019

AUERBACH GRAYSON AND COMPANY LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	3,341,060
Restricted cash		1,799,913
Due from clearing broker		316,855
Commission receivable		1,178,938
Member contribution receivable		676,500
Furniture, equipment & leasehold improvements, net of accumulated depreciation and amortization of $237,164		140,181
Prepaid expenses and other assets		680,941
Total Assets	$	8,134,388

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commissions payable	$	406,730
Accounts payable and accrued expenses		639,821
Deferred rent		354,399
Total Liabilities		1,400,950
Commitments		
Members' equity		6,733,438
Total liabilities and members' equity	$	8,134,388

The accompanying notes are on integral part of this statement of financial condition.

AUERBACH GRAYSON AND COMPANY LLC
Computation of Net Capital Pursuant to Net Capital
Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2018

1. NATURE OF BUSINESS

Auerbach Grayson and Company LLC ("AG" the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business is to introduce for global execution of foreign securities to major U.S. institutions to specialized non-U.S. brokers in accordance with the Securities Exchange Act Rule 15a-6. In addition, the Company clears its U.S. based transactions on a fully disclosed basis through Pershing LLC.

Auerbach Grayson UK LTD (AGUK) was registered with the Companies House of England and Wales on March 16, 2018. The Company is a wholly-owned subsidiary of Auerbach Grayson and Company LLC. The Company is engaged in providing investment arrangements to its European Institutional clients to arrange global execution of foreign securities through its parent company.

Capitalized items refer to defined terms in the limited liability operating agreement (the "Agreement"). The liability of the members is limited to their capital balance.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The consolidated statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The consolidated statement of financial condition include the accounts of AG & AGUK, (Collectively "Company"), all material inter-company transactions end balances have been eliminated in consolidation.

Revenue

Effective January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers." The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the company's consolidated financial statement for the year ended December 31, 2018.

Commissions

The Company introduces its customers to its U.S. clearing broker and as a chaperone to its network of foreign brokers. Each time a customer enters into a buy or sells transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on trade date (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

AUERBACH GRAYSON AND COMPANY LLC
Computation of Net Capital Pursuant to Net Capital
Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2018

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fee Income

The Company compiles and distributes financials equity research report to U.S. Institutional Investors; revenues are earned from direct billing related to the distribution of these reports. The Company recognizes revenue related to Fee Income, when the financial equity research reports are delivered, the price is agreed upon and the benefit of information contained within the report is available to the customer.

Fair Value of Financial Instruments

The Company's cash, and restricted cash are classified as level I and due from clearing broker, commissions receivable, commissions payable, are classified as level II. The recorder amounts of these assets and liabilities approximate their fair values principally because of the short-term nature of these items.

Cash

The Company maintains cash in bank accounts which at times may exceed federally insured limits or where no insurance is provided. In the event of a financial institution's insolvency, the recovery of assets may be limited. The cash balance includes $41,169 held in a foreign currency.

Commission Receivable

Commission receivables represent receivables from foreign broker dealers and are stated net of allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts receivable based upon managers' periodic evaluation of the collectability of outstanding account-by-account basis. As of December 31, 2018, the Company did not record an allowance for doubtful accounts.

Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Depreciation and Amortization

Depreciation of furniture and equipment is computed on the straight-line method of using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

AUERBACH GRAYSON AND COMPANY LLC
Computation of Net Capital Pursuant to Net Capital
Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2018

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Standards Updates

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expenses recognition in the statement of income. The guidance will be effective for an annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Company is has evaluated the new guidance and adoption will require the company to record a right of use asset and a lease liability.

3. FURNITURE, EQUIPMENT AND LEASEHOLD EQUIPMENT

Furniture and equipment included on the statement of financial condition consist of the following:

Furniture and equipment	$327,450
Leasehold Improvements	49,895
	377,345
Less accumulated depreciation and amortization	(237,164)
	$140,181

4. COMMITMENTS

On February 10, 2015, the Company entered into an amendment to its existing lease for office space. The amended lease became effective August 1, 2015 and expires July 31, 2025. Rental payments plus escalation for real estate taxes are payable monthly. The Company's minimum rental commitments are:

Year	Amount
2019	$ 880,512
2020	925,713
2021	980,498
2022	1,007,613
2023	984,198
Thereafter	1,589,084
Total	$ 6,367,618

AUERBACH GRAYSON AND COMPANY LLC
Computation of Net Capital Pursuant to Net Capital
Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2018

4. COMMITMENTS (CONTINUED)

The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent. At December 31, 2018, there was deferred rent of $354,399.

Pursuant to the lease agreement, the Company maintains a letter of credit in the amount of $1,784,622 expiring August 31, 2025. The letter of credit is secured by a bank deposit of $1,787,753. Pursuant to the second lease agreement, the Company maintains an escrow deposit in the amount of $12,160 expiring March 15, 2023. These amounts are recorded as restricted cash on the statement of financial condition.

5. INCOME TAXES

The Company is a limited liability company and is taxed as a partnership. Each member is individually responsible for its share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax. For the year ended December 31, 2018, the Company had no unincorporated business tax expense.

AGUK is subject to United Kingdom Corporate tax. For the year ended December 31, 2018, AGUK had no corporate business tax in the United Kingdom.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized for benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

6. PROFIT SHARING PLAN

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution up to 5% of the eligible compensation. As of December 31, 2018, the Company did not have any accrued liabilities to the plan.

AUERBACH GRAYSON AND COMPANY LLC
Computation of Net Capital Pursuant to Net Capital
Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2018

7. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK**

In the normal course of business as a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-US broker-dealers pursuant to the provisions of paragraph (k)(2)(i) of Rule 15c3-3 and U.S. clearing firm pursuant to the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

8. **MEMBERS' EQUITY**

All of the legal and equitable ownership interests of the members in the Company, including interests in profits, losses, distributions and other amounts specified in the Agreement, as well as all the rights of the members, if applicable, to vote, consent or approve with respect to any matter affecting the Company, shall be denominated in shares of interest in the Company or fractions thereof. There are currently two classes of shares as set forth below:

(i)   Class A shares are entitled to one vote per share and have all of the voting powers and rights with respect to any matters affecting the Company. Class A shares are entitled to distributions in accordance with the Agreement. As of December 31, 2018, there are 6,162 Class A shares issued and outstanding.

(ii)   Class B shares are the equivalent to Class A shares without the voting rights. As of December 31, 2018, there are 3,769 Class B shares issued and outstanding.

On January 28, 2019, the Company received $675,500 that was released from escrow resulting from a new member investment from New Frontier Securities, a subsidiary of Beltone Financial Holdings SAE in September 2016. This is reflected as Member's Contribution receivable on the Statement of Financial Conditions of December 31, 2018.

The Company allocates income to its members according to the manner of distribution as defined in the Agreement.

AUERBACH GRAYSON AND COMPANY LLC
Computation of Net Capital Pursuant to Net Capital
Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2018

9. RELATED PARTY TRANSACTIONS

Employee Loans

The Company issued a loan to an employee during 2017. At December 31, 2018, the Company is due $399,451 from this former employee, which is presented in other assets on the Consolidated Statement of Financial Condition. Interest rate on employee loan is 2.5%. At December 31, 2018, accrued interest of $14,451 is included in employee loans under other assets as presented on the Consolidated Statement of Financial Condition.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2018, the Company had net capital of $2,919,327 which was $2,669,327 in excess of its required net capital of $250,000. The Company's aggregate indebtedness percentage was 47.99%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule.

11. ARBITRATION

The Company is a defendant in pending arbitrations and claims arising out of the normal course of business. While the final outcome thereof cannot be predicted, based on the information currently available, management and Company's counsel believe the resolution of current pending claims and arbitrations will not have a material impact on Auerbach Grayson's financial position and results of operations.

12. GOING CONCERN CONSIDERATIONS

The accompanying consolidated financial statements have been prepared assuming the company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Beginning in January 2019, the company took steps to increase its sources of high margin generating revenues and reallocating resources accordingly within the firm in addition to scaling back on non-critical costs. Based on a forecast of cash flows for the year ending December 31, 2019, the company believes it will be able to pay its obligations as they become due.